Exhibit 99.1

Sky Solar Holdings, Ltd. Reports Third Quarter 2015 Unaudited Financial Results

HONG KONG — November 24, 2015 /Globe Newswire/ - Sky Solar Holdings, Ltd. (NASDAQ: SKYS) (“Sky Solar” or “the Company”), a global developer, owner and operator of solar parks, today announced its financial results for the third quarter of 2015.

Highlights:

•                  Q3 2015 total revenue of $12.1 million, up 17.3% over Q3 2014

•                  Q3 2015 electricity revenue of $11.3 million, up 63.6% over Q3 2014

•                  Q3 2015 Adjusted EBITDA1 of $3.8 million, compared to $1.6 million in Q3 2014

•                  117.5 MW of IPP assets in operation as of September 30, 2015, compared to 93.2 MW as of June 30, 2015

•                  As of September 30, 2015, 36.0 MW under construction, 242.4 MW of shovel-ready projects, and 1.0 GW of solar parks in pipeline, including 103.3 MW of IPP assets in Latin America close to breaking ground

Mr. Weili Su, founder, chairman and chief executive officer of Sky Solar, commented, “We are pleased to report our financial results for the third quarter of 2015, as strong electricity sales drove both top- and bottom-line growth. Electricity sales were up 63.6% year over year as a result of connecting 24.3 MW of additional electricity generating capacity during the quarter, which includes our first 8.0 MW solar park in Uruguay.”

Mr. Su continued, “We also continue to make great strides in securing financing to advance the development of our pipeline globally. In early September, we announced a new agreement with our existing partner in Japan, which will invest an additional JPY4 billion (US$33 million), reaching a total JPY8.93 billion (US$72 million) investment into our partnership. Additionally, we announced our new partnership with Hudson Clean Energy to fund solar project development in Latin America and Japan with a planned total investment of up to US$100 million. Our proven execution in building out our pipeline, ability to secure attractive financing options, and our keen focus on identifying high-return projects gives us great confidence in our growth prospects for the remainder of the year as we head into 2016.”

Mr. Sanjay Shrestha, Chief Investment Officer of Sky Solar, and President of Sky Capital commented, “We continue to remain disciplined in our capital allocation by targeting key solar markets globally; particularly Japan, Latin America and the US. Our current partnerships greatly strengthen our expansive reach and capabilities to develop new projects in our most promising geographies going forward. We have also begun the process to leverage existing synergies among our global teams to further expedite our project development and financing capabilities. We expect these initiatives to deliver a positive impact on our operational results in 2016.”

1 Adjusted EBITDA is a non-IFRS measure used by the Company to better understand its results. The Company urges you to study the reconciliation between IFRS net income and adjusted EBITDA provided in this release.

Third Quarter 2015 Financial Results

Net revenue was $12.1 million, up 17.3% from $10.3 million in the same period in 2014. Revenue from electricity generation was $11.3 million, up 63.6% from $6.9 million in the same period in 2014, while revenue from solar energy system and other sales was $0.8 million, down 77.1% from $3.4 million in the same period in 2014.

The year-over-year growth in electricity sales was primarily due to the increase in the Company’s operational IPP assets globally. The electricity sales remained flat compared to the second quarter in 2015, as the majority of IPP assets connected during the third quarter only began to contribute to revenue in the fourth quarter of this year.

The year-over-year and sequential decline in revenue from system sales and other sales was primarily due to a decrease in EPC revenue across all of the Company’s major geographic markets as the Company continued to shift its business model towards IPP revenue.

The following table shows the Company’s sequential and year-over-year change in revenue for each segment, geographic region and period indicated.

	Q3 2015	Sequential Change	Q2 2015	Year-Over- Year Change	Q3 2014
	(US$ in thousands, except percentages)
Asia	6,250	-4.9%	6,569	18.7%	5,265
Electricity Sales	6,065	4.7%	5,795	33.2%	4,555
System Sales and Other	185	-76.1%	774	-73.9%	710
Europe	4,318	-3.3%	4,465	50.6%	2,867
Electricity Sales	3,728	-1.7%	3,794	68.7%	2,210
System Sales and Other	590	-12.1%	671	-10.2%	657
North America	1,509	-5.2%	1,591	-30.3%	2,165
Electricity Sales	1,509	-3.8%	1,569	955.2%	143
System Sales and Other	—	-100%	22	-100%	2,022
Electricity Sales	11,302	1.3%	11,158	63.6%	6,908
System Sales and Other	775	-47.2%	1,467	-77.1%	3,389

Cost of sales and services was $3.6 million, compared to $5.4 million in the same period in 2014. The decrease was a result of electricity sales representing a greater portion of the Company’s sales mix during the quarter, as selling costs for electricity sales are typically lower when compared with selling costs for systems and other sales.

As a result of the above, gross profit was $8.5 million, up 71.4% from $5.0 million in the same period in 2014. Gross margin increased to 70.0% from 47.9% in the same period in 2014.

During the third quarter of 2015, an impairment loss of $732 thousand was recorded, while no such loss was recorded in the same period of 2014. The impairment loss was a result of discontinued licenses in Canada due to certain project timing and technical issues.

Selling, general and administrative (“SG&A”) expenses were $6.3 million, up 28.4% from $4.9 million in the same period in 2014. The increase was primarily due to continued investment to support Sky Solar’s growth initiatives in key markets, such as Japan, South America and North America.

Other operating income was $38.0 thousand, compared to $4.5 million in the same period of 2014. The decrease in other operating income was a disposal of IPP solar parks in the third quarter of 2014. No such disposal was recorded in the third quarter of 2015.

As a result of the above, operating profit was $1.4 million, compared to $4.5 million in the same period in 2014.

Finance costs were $1.1 million, compared to $0.4 million in the same period of 2014. The increase in finance costs was primarily due to the increase in loans borrowed from project financing.

Other non-operating expenses of $4.1 million mainly represented losses of $3.1 million associated with Japan Silent Partnership including fair value fluctuation of financial liabilities. This compares to non-operating expenses of $7.1 million in the same period of 2014. The decrease in other non-operating expenses was primarily due to $5 million in foreign exchange losses associated with the depreciation of the Euro in the third quarter of 2014 which impacted the Company’s subsidiary’s Euro-denominated loans.

As a result of the above, Net loss was $5.6 million, compared to a net loss of $3.6 million in the same period in 2014.

Basic and diluted loss per share remained at $0.01 compared to the same period in 2014. Basic loss per ADS were $0.12 and diluted loss per ADS were $0.11, compared to basic and diluted loss per ADS of $0.09 in the same period in 2014.

Adjusted EBITDA was $3.8 million, compared to $1.6 million in the same period in 2014.

Pipeline Analysis

As of September 30, 2015, the Company owned and operated 117.5 MW of IPP assets, compared to 93.2 MW as of June 30, 2015.

The Company had 36.0 MW of projects under construction at the end of the quarter, compared to 26.9 MW under construction as of June 30, 2015. All of the 36.0 MW of projects under construction are located in Japan.

In total, the Company had 1.3 GW of projects in various stages of development, which includes the projects under construction described above as well as 242.4 MW of shovel-ready projects and more than 1.0 GW of projects in pipeline. This includes 103.3 MW of IPP assets in Latin America close to breaking ground.

Balance Sheet and Liquidity

As of September 30, 2015, the Company had cash and cash equivalents of $50.8 million, trade receivables of $32.1 million and solar park assets of $241.4 million. Total borrowing was $85.8 million, including $11.4 million of borrowing due within one year.

Recent Developments

Sky Solar continued to strengthen its senior management team through the addition of two key recent hires.

Aditya Satghare joined Sky Capital as Vice President, Finance and Corporate Strategy and brings 14 years of financial industry experience, including 10 years of renewable energy experience to further strengthen Sky Solar’s global financing capabilities.

Armin Seifart joined Sky Solar as Vice President and Corporate Counsel, and brings over 20 years of experience in international corporate transactions, project finance, M&A in Power and Oil & Gas industries and will add significant capabilities in project & business development in Latin America, US and general US corporate securities and compliance matters.

Use of Non-IFRS Measures

To provide investors with additional information regarding the Company’s financial results, the Company has disclosed Adjusted EBITDA, a non-IFRS financial measure, below. The Company presents this non-IFRS financial measure because it is used by the Company’s management to evaluate its operating performance. The Company also believes that this non-IFRS financial measure provides useful information to investors and others in understanding and evaluating the Company’s consolidated results of operations in the same manner as the Company’s management and in comparing financial results across accounting periods and to those of its peers.

Adjusted EBITDA, as the Company presents it, represents profit or loss for the period before taxes, depreciation and amortization, adjusted to eliminate the impact of share-based compensation expenses, interest expenses, impairment losses, IPO expenses charges of fair value changes of financial liabilities and reversal of tax provision.

The use of Adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of the Company’s financial results as reported under IFRS. Some of these limitations are: (a) although depreciation and amortization are non-cash charges, the assets being depreciated and amortized may have to be replaced in the future, and Adjusted EBITDA does not reflect cash capital expenditure requirements for such replacements or for new capital expenditure requirements; (b) Adjusted EBITDA does not reflect changes in, or cash requirements for, the Company’s working capital needs; (c) Adjusted EBITDA does not reflect the potentially dilutive impact of equity-based compensation; (d) Adjusted EBITDA does not reflect tax payments that may represent a reduction in cash available to the Company; and (e) other companies, including companies in the Company’s industry, may calculate Adjusted EBITDA or similarly titled measures differently, which reduces their usefulness as a comparative measure. Because of these and other limitations, you should consider Adjusted EBITDA alongside the Company’s IFRS-based financial performance measures, such as profit (loss) for the period and the Company’s other IFRS financial results.

The following table presents a reconciliation of Adjusted EBITDA to profit (loss) for the period, the most directly comparable IFRS measure, for each of the periods indicated:

	Three months ended September 30,
	2015	2014
	(US$ in thousands)
Profit (loss) for the period	(5,582)	(3,562)
Adjustments:
Income tax expense	1,886	607
Depreciation of property, plant and equipment	2,576	1,828
Amortization	—	43
Share-based payment charged into profit or loss	35	—
Interest expenses	1,067	386
Impairment loss on IPP solar parks	732	—
Fair value changes of financial liabilities-FVTPL	3,055	1,186
IPO expenses	—	1,095
Adjusted EBITDA	3,769	1,583

The Company does not consider historical Adjusted EBITDA to be representative of future Adjusted EBITDA, as the Company’s revenue model changed from primarily generating revenue from selling solar energy systems to primarily generating revenue from selling electricity in the fourth quarter of 2013 and the Company continues to shift its business towards IPP revenue. The Company believes that Adjusted EBITDA is an important measure for evaluating the results of its IPP business.

These measures are not intended to represent or substitute numbers as measured under IFRS. The submission of non-IFRS numbers is voluntary and should be reviewed together with IFRS results.

Project Capacities

Unless specifically indicated or the context otherwise requires, megawatt capacity values in this earnings release refer to the attributable capacity of a solar park. We calculate the attributable capacity of a solar park by multiplying the percentage of our equity ownership in the solar park by the total capacity of the solar park.

Conference Call

Sky Solar will hold a conference call on November 24, 2015 at 8:00 a.m. Eastern Time (9:00 p.m. Hong Kong Time) to discuss the Company’s third quarter 2015 results.

Dial-in details for the live conference call are as follows:

United States:	+1-855-298-3404
Hong Kong:	+852-5808-3202
International:	+65-6823-2299
Passcode:	7608810

A simultaneous live webcast will be available on the Investor Relations section of the Company’s website at www.skysolargroup.com.

A telephone replay will be available approximately two hours after the call concludes through December 1, 2015. The dial-in details for the replay are as follows:

International:	+61-2-9641-7900
United States:	+1-866-846-0868
Hong Kong:	800-966-697
Passcode:	7608810

About Sky Solar Holdings, Ltd.

Sky Solar is a global independent power producer (“IPP”) that develops, owns and operates solar parks and generates revenue primarily by selling electricity. Since its inception, Sky Solar has focused on the downstream solar market and has developed projects in Asia, South America, Europe, North America and Africa. The Company’s broad geographic reach and established presence across key solar markets are significant differentiators that provide global opportunities and mitigate country-specific risks. Sky Solar aims to establish operations in select geographies with highly attractive solar radiation, regulatory environments, power pricing, land availability, financial access and overall power market trends. As a result of its focus on the downstream photovoltaic segment, Sky Solar is technology agnostic and is able to customize its solar parks based on local environmental and regulatory requirements. As of September 30, 2015, the Company had developed 264 solar parks with an aggregate capacity of 240.9 MW and owned and operated 117.5 MW of solar parks.

Safe-Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the quotations from management in this press release and the Company’s operations and business outlook contain forward-looking statements. Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. These risks and uncertainties include, but are not limited to the following: the reduction, modification or elimination of government subsidies and economic incentives; global and local risks related to economic, regulatory, social and political uncertainties; global liquidity and the availability of additional funding options; the delay between making significant upfront investments in the Company’s solar parks and receiving revenue; expansion of the Company’s business into China; risk associated with the Company’s limited operating history, especially with large-scale IPP solar parks; risk associated with development or acquisition of additional attractive IPP solar parks to grow the Company’s project portfolio; and competition. Further information regarding these and other risks is included in Sky Solar’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F. Except as required by law, the Company does not undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

For investor and media inquiries, please contact:

Company:	Investor Relations:

IR@skysolarholding.com	ICR, LLC
Victor Kuo
+86 (10) 6583-7526
Victor.kuo@icrinc.com

Sky Solar Holdings Ltd.

Condensed Consolidated Statements of Operations

USD In Thousands, Except Per Share Amounts

(Unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2015	2014	2015	2014
Revenue:
Electricity generation income	11,302	6,908	27,583	18,747
Solar energy system and other sales	775	3,389	7,370	5,972
Total revenue	12,077	10,297	34,953	24,719
Cost of sales and services	(3,618)	(5,362)	(10,961)	(13,649)
Gross profit	8,459	4,935	23,992	11,070
Impairment loss on IPP solar parks	(732)	—	(774)	(1,280)
Provision on receivables	—	—	—	(2,200)
Selling expenses	(251)	(434)	(859)	(926)
Administrative expenses	(6,072)	(4,490)	(15,440)	(13,593)
Other operating income	38	4,504	155	5,947
Reversal of tax provision	—	—	6,025	—
Profit (loss) from operations	1,442	4,515	13,099	(982)
Investment gains	2	15	149	244
Finance costs	(1,067)	(386)	(2,737)	(1,728)
Other non-operating expenses	(4,073)	(7,099)	(5,465)	(8,299)
Loss before taxation	(3,696)	(2,955)	5,046	(10,765)
Income tax expense	(1,886)	(607)	789	(1,022)
Loss for the period	(5,582)	(3,562)	5,835	(11,787)
Other comprehensive (expense) income that may be subsequently reclassified to profit or loss:
Exchange differences on translation of financial statements of foreign operations	3,907	(2,559)	(6,928)	(2,168)
Total comprehensive income (expense) for the year	(1,675)	(6,121)	(1,093)	(13,955)
Profit (loss) for the year attributable to owners of the Company	(5,582)	(3,694)	5,835	(11,889)
(Loss) profit for the year attributable to non-controlling interests	—	132	—	102
	(5,582)	(3,562)	5,835	(11,787)
Total comprehensive income (expense) attributable to:

Owners of the Company	(1,706)	(6,224)	(1,124)	(14,026)
Non-controlling interests	30	103	30	71
	(1,676)	(6,121)	(1,094)	(13,955)
(Loss) profit per share — Basic	(0.01)	(0.01)	0.02	(0.04)
(Loss) profit per share — Diluted	(0.01)	(0.01)	0.02	(0.04)
(Loss) profit per ADS — Basic	(0.12)	(0.09)	0.12	(0.28)
(Loss) profit per ADS — Diluted	(0.11)	(0.09)	0.12	(0.28)

Sky Solar Holdings Ltd.

Condensed Consolidated Balance Sheets

USD In Thousands, Except Per Share Amounts

(Unaudited)

	September 30, 2015	December 31, 2014

Current assets:
Bank balances and cash	50,824	52,993
Restricted cash	4,133	5,438
Amounts due from related parties	15,310	15,175
Trade and other receivables	32,143	20,321
Inventories	201	1,569
	102,611	95,496
Non-current assets:
IPP solar parks	241,362	180,610
Other non-current assets	20,830	13,480
	262,192	194,090
Total assets	364,803	289,586
Current liabilities:
Trade and other payables	54,286	60,297
Amount due to related parties	13,600	2,148
Amounts due to customers for contract work	—	1,194
Tax payable	1,624	5,485
Borrowings	11,407	31,735
	80,917	100,859
Non-current liabilities:
Borrowings	74,397	17,946
Amounts due to other related parties	—	—
Other non-current liabilities	86,207	47,032
	160,604	64,978
Total liabilities	241,521	165,837
Total assets less total liabilities	123,282	123,749
Equity:
Share capital	5	5
Reserves	123,214	123,711
Equity attributable to owners of the Company	123,219	123,716
Non-controlling interests	63	33
Total equity	123,282	123,749
Total liabilities and equity	364,803	289,586